Exhibit 99.3

NOTICE OF ANNUAL GENERAL MEETING

Tuya Inc.

塗鴉智能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Thursday, June 18, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Tuya Inc. (the “Company”) dated May 14, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 2:00 p.m., Hong Kong time on Thursday, June 18, 2026 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025 and the report of the auditor thereon;

2.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i) to re-elect Mr. CHEN Liaohan as an executive Director;

(ii)	to re-elect Mr. QIU Changheng as an independent non-executive Director;

(iii)	to re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director;

(b)	to authorize the Board or the Compensation Committee to fix the remuneration of the Directors;

*	For identification purpose only

NOTICE OF ANNUAL GENERAL MEETING

3.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants, or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) and to sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible persons specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2015 Equity Incentive Plan and the 2024 Share Scheme;

NOTICE OF ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury and are held as treasury shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

NOTICE OF ANNUAL GENERAL MEETING

4.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued, and (ii) any Class A Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

NOTICE OF ANNUAL GENERAL MEETING

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 22, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of ADSs as of the close of business on May 22, 2026, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A Ordinary Shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, May 22, 2026, Hong Kong time; and with respect to the Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Thursday, May 21, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class A Ordinary Shares and Class B Ordinary Shares on the Share Record Date will be entitled to vote and attend the AGM.

NOTICE OF ANNUAL GENERAL MEETING

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at ir.tuya.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or send your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on Monday, June 15, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Tuya Inc. WANG Xueji
Chairman

Headquarters and Principal Place of Business in the PRC:	Registered Office:
Huace Center, Building A, 10/F	PO Box 309
Xihu District, Hangzhou City	Ugland House
Zhejiang Province, 310012	Grand Cayman, KY1-1104
China	Cayman Islands

May 14, 2026

As at the date of this notice, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as the executive Directors, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.